Exhibit (a)(3)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company:

Versus Capital Real Estate Fund LLC

2.	The Certificate of Formation of the limited liability company is hereby amendedas follows:

Please change the name to the following:
Harrison Street Real Estate Fund LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 28th day of July, A.D. 2025.

By:	/s/ Brian Petersen
Authorized Person(s)

Name:	Brian Petersen
Print or Type